UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                          Form 40-F ☐

Enclosure: A press release dated June 21, 2024, announcing the completion of its 2021 Share Buy-back Programs and launch of a new 3 Year $1,100 million Share Buy-Back Plan in 2024.

PR N° C3267C

STMicroelectronics Announces Completion of its
2021 Share Buy-back Programs and Launch of a new 3 Year $1,100 million Share Buy-Back Plan in 2024

AMSTERDAM – June 21st, 2024 -- STMicroelectronics N.V. (the “Company” or “STMicroelectronics”), a global semiconductor leader serving customers across the spectrum of electronics applications, announces: (A) the completion of the 3Y share buy-back programs of $1,040 million (the "Completed Buy-Backs") initiated in 2021 and (B) the launch of a new share buy-back plan comprising two programs, totalling up to $1,100 million to be executed within a 3-year period (subject to shareholder and other approvals from time to time) (the "New Buy-Backs").

The Completed Buy-Backs were carried out, and the New Buy-Backs will be carried out, in accordance with the authorization of the Supervisory Board and the provisions of the Market Abuse Regulation (EU) 596/2014 (the "Market Abuse Regulation") and Commission Delegated Regulation (EU) 2016/1052.

Details of the Completed Buy-Backs

The Completed Buy-Backs were launched on July 1, 2021 and their duration was approximately 3 years.

The Company carried out the Completed Buy-Backs and held the shares bought back as treasury stock for the purposes of (1) meeting the Company’s obligations in relation to its employee stock award plans and (2) meeting the Company's obligations arising from debt financial instruments that are exchangeable into equity instruments. The shares were held or are being held in treasury prior to being used for each such purpose and, to the extent that they were not or are not ultimately needed for such purpose, they may have been or may be used for any other lawful purpose under article 5(2) of the Market Abuse Regulation.

Through the Completed Buy-Backs, the Company repurchased a total of 24,880,267 shares, on a weighted average purchase price of €38.67 per share, for a total of €962,050,015 equivalent to $1,040 million.

There are 911,281,920 issued shares in the Company’s capital and as of June 17th, 2024, the Company holds 7,874,440 treasury shares, representing approximately 0.9 percent of its issued share capital.

Purchases of shares were made through the regulated market of Euronext Paris.

Details of the New Buy-Backs

Each of the New Buy-Backs may be commenced at any time following the publication of this press release and again are for the purposes of, respectively, (1) meeting the Company’s obligations in relation to its employee stock award plans, totalling up to $989 million; and (2) supporting the potential settlement of its outstanding convertible bonds, for approximately $111 million, at the NYSE closing price of June 18th, 2024. Taken together the two programs have therefore been authorised for a total of up to $1,100 million. The Company intends to hold the repurchased shares as treasury stock.

The shares when repurchased will be recorded as under one or the other buy-back program. Once purchased, the shares may be held in treasury prior to being used for either purpose and, to the extent that they are not ultimately needed for such purpose, they may be used for any other lawful purpose under Article 5(2) of the Market Abuse Regulation (EU) 596/2014 including the purpose of any other buy-back program.

The Company will appoint one or more brokers to execute the New Buy-Backs in accordance with all applicable regulations. The brokers will make their decisions relating to the purchase of Company shares independently, including with respect to the timing of any purchases, and all purchases effected will be in compliance with daily limits on prices and volumes.

The Company’s closing share price on the New York Stock Exchange on June 18th, 2024, was $43.08 and, at such price the current maximum number of shares that could be acquired for $1,100 million would be approximately 25.5 million, which represents approximately 2.8 percent of the Company’s issued share capital.

Purchases of shares will be made on one or more trading venues, which may include the regulated market of Euronext Paris, the Borsa Italiana S.p.A. and the New York Stock Exchange.

The price paid for any share purchased pursuant to the New Buy-Backs shall be subject to:

·	a minimum of €1.04 per share;

·	a maximum of 110 percent of the average of the highest price per common share on each of the five trading days prior to the purchase date, on each of the regulated market of Euronext Paris, the Borsa Italiana S.p.A. and New York Stock Exchange;

·	a maximum of the greater of (i) the price of the last independent trade and (ii) the highest current independent purchase bid on the trading venue where the purchase is carried out; and

·	all other applicable rules.

The actual timing, number and value of Company shares repurchased under the New Buy-Backs will depend on a number of factors, including market conditions, general business conditions and applicable legal requirements. The Company is not obligated to carry out either of the share buy-back programs, and, if commenced, either share buy-back program may be suspended and discontinued at any time, for any reason and without previous notice, in accordance with applicable laws and regulations.

The New Buy-Backs implement the resolution of the Company’s shareholders pursuant to its annual shareholders’ meeting held on May 22nd, 2024 to repurchase shares in accordance with the authorisation of the Supervisory Board. Continuation of the New Buy-Backs will be subject to future shareholder approval at the Company’s 2025 annual shareholders’ meeting.

The Company will announce details of any share purchases effected pursuant to the share buy-back plan, as required by applicable laws and regulations. The costs that the Company may incur in connection with the purchase of the shares pursuant to the New Buy-Backs will depend on the price and the terms on which actual purchases are made.

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014. The person submitting this information on behalf of STMicroelectronics N.V. is Lorenzo Grandi, Chief Financial Officer and President, Finance, Purchasing, ERM and Resilience.

About STMicroelectronics

At ST, we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are committed to achieving our goal to become carbon neutral on scope 1 and 2 and partially scope 3 by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	June 21, 2024	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience